UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Agilysys, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00847J105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,130
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,130
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 323,761
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 323,761
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 323,761
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 323,761
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG PB, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,103
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 277,103
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,864
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,864
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,665,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,665,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,942,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,942,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,942,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,942,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,942,994
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,942,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,942,994
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,942,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,942,994
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,942,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,942,994
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,942,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JOHN MUTCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JAMES ZIERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON STEVE TEPEDINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,670[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Since the filing of Amendment No. 3:

(i)     Starboard has changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”); and

(ii)     RCG Enterprise has changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”).

RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), is hereby added as a member of the Section 13(d) group and as a Reporting Person.  The principal office of RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corproate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The principal business of RCG PB is serving as a private investment fund.

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), serves as the investment advisor of each of Enterprise Master Fund and RCG PB.  Accordingly, Ramius Advisors is hereby added as a member of the Section 13(d) group as a Reporting Person.  The address of the principal office of Ramius Advisors is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business of Ramius Advisors is acting as the investment advisor of each of Enterprise Master Fund and RCG PB.  Ramius is the sole member of Ramius Advisors.

No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,942,994 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $28,804,197, excluding brokerage commissions.

CUSIP NO. 00847J105

Item 4 is hereby amended to add the following:

On October 10, 2008, RCG Starboard Advisors delivered a letter to the Chairman, President and Chief Executive Officer of the Issuer expressing disappointment with the timing and content of the Issuer’s earnings pre-announcement on October 2, 2008 and with the Issuer’s failure to provide any update on its previously announced strategic alternatives review process.  RCG Starboard Advisors was also critical of the Issuer’s Board of Directors (the “Board”) for creating undue uncertainty and significant unwarranted risk to shareholders, in breach of their fiduciary duties, in this time of market turmoil when transparency and stability are crucial.

In the letter, RCG Starboard Advisors reiterated its belief that the Issuer is significantly undervalued and is in need of real structural changes in order to remedy the Issuer’s valuation discrepancy and provide the best risk-adjusted outcome to shareholders.  RCG Starboard Advisors also stated in the letter that its market intelligence leads it to believe that buyers remain interested in the Issuer, even given the weak operating environment and tightening credit markets, and that RCG Starboard Advisors is convinced that there exists a unique opportunity to unlock significant shareholder value by pursuing either a sale of the entire Issuer in one transaction or a sale of the Issuer’s parts.

RCG Starboard Advisors stated in the letter that in the event the Board is presented with one or more offers to acquire the Issuer, RCG Starboard Advisors urges the Board to negotiate the best possible price, sign a definitive merger agreement and let shareholders vote to decide whether the merger consideration is acceptable and in shareholders’ best interests.

RCG Starboard Advisors further stated in the letter that in the event the strategic process does not result in a sale, it intends to fully exercise its rights as shareholders in seeking changes to the current composition of the Issuer’s Board to ensure the Issuer pursues initiatives that are in the best interest of all shareholders.  RCG Starboard Advisors has nominated three individuals for election to the Issuer’s Board at the 2008 Annual Meeting and urged the Board in the letter to take all steps necessary and within its power to finalize and file the Issuer’s Annual Report on Form 10-K as soon as reasonably practicable so that the Issuer can hold its 2008 Annual Meeting without further delay.

The letter also highlighted RCG Starboard Advisors’ valuation methodology to demonstrate the potential value creation opportunity and to address the vast discrepancy between the Issuer’s public market valuation and fair value.  A copy of the letter is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,527,077 Shares outstanding, as of January 24, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 9, 2008, Value and Opportunity Master Fund beneficially owned 2,342,130 Shares.

Percentage: Approximately 10.0%.

(b)	1. Sole power to vote or direct vote: 2,342,130
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,342,130
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on October 9, 2008, Parche beneficially owned 323,761 Shares.

Percentage:  Approximately 1.4%.

(b)           1. Sole power to vote or direct vote: 323,761
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 323,761
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG PB

(a)	As of the close of business on October 9, 2008, RCG PB beneficially owned 277,103 Shares.

Percentage:  Approximately 1.2%.

CUSIP NO. 00847J105

(b)	1. Sole power to vote or direct vote: 277,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,103
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Enterprise Master Fund

(a)	As the sole non-managing member of Parche and owner of all economic interest therein, Enterprise Master Fund is be deemed the beneficial owner of the 323,761 Shares owned by Parche.

Percentage: Approximately 1.4%.

(b)	1. Sole power to vote or direct vote: 323,761
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 323,761
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 323,761 Shares owned by Parche and (ii) 277,103 Shares owned by RCG PB.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 600,864
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,864
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Parche and RCG PB in the past 60 days are set forth in Schedule A and incorporated herein by reference.

F.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund and (ii) 323,761 Shares owned by Parche.

CUSIP NO. 00847J105

Percentage: Approximately 11.3%.

(b)	1. Sole power to vote or direct vote: 2,665,891
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,665,891
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

G.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.

Percentage: Approximately 12.5%.

(b)	1. Sole power to vote or direct vote: 2,942,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,942,994
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

H.	C4S

(a)
As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.

Percentage: Approximately 12.5%.

(b)	1. Sole power to vote or direct vote: 2,942,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,942,994
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 00847J105

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is deemed the beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.

Percentage: Approximately 12.5%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,942,994
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,942,994

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

J.	Mr. Mutch

(a)
As of the close of business on October 9, 2008, Mr. Mutch did not directly own any Shares.  Mr. Mutch, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.  Mr. Mutch disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mutch has not entered into any transactions in the Shares in the past 60 days.

K.	Mr. Tepedino

(a)
As of the close of business on October 9, 2008, Mr. Tepedino directly owned 7,670 Shares.  Mr. Tepedino, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.  Mr. Tepedino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

CUSIP NO. 00847J105

(b)	1. Sole power to vote or direct vote: 7,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,670
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Tepedino in the past 60 days are set forth in Schedule A and are incorporated by reference.

L.	Mr. Zierick

(a)
As of the close of business on October 9, 2008, Mr. Zierick did not directly own any Shares.  Mr. Zierick, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 2,342,130 Shares owned by Value and Opportunity Master Fund, (ii) 323,761 Shares owned by Parche and (iii) 277,103 Shares owned by RCG PB.  Mr. Zierick disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Zierick did not enter into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

On October 10, 2008, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the  parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Starboard to the Issuer's Board at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing and (c) Value and Opportunity Master Fund and Parche shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between Value and Opportunity Master Fund and Parche based on the number of Shares in the aggregate held by each of Value and Opportunity Master Fund and Parche on the date hereof.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 00847J105

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1.
Amended and Restated Joint  Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, RCG PB, Ltd., Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss,  Jeffrey M. Solomon, John Mutch, James Zierick and Steve Tepedino, dated October 10, 2008.

Exhibit 99.2	Letter dated October 10, 2008 from RCG Starboard Advisors, LLC to Arthur Rhein, Chairman, President and Chief Executive Officer of Agilysys, Inc.

CUSIP NO. 00847J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:   RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:   RCG Starboard Advisors, LLC,
its managing member

RCG PB, LTD.
By:   Ramius Advisors, LLC,
its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By:   Ramius Advisors, LLC,
its investment manager

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Mutch, James Zierick and Steve Tepedino

CUSIP NO. 00847J105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

32,760	11.6029	08/13/08
9,665	11.4682	09/18/08
5,536	11.0864	09/19/08
12,096	11.8693	09/24/08
25,166	11.8928	09/25/08
48,077	11.9369	09/26/08
40,000	11.7843	09/29/08
8,612	10.1220	10/03/08
24,334	9.5662	10/06/08
19,054	7.4013	10/07/08
44,754	6.9300	10/14/08

PARCHE, LLC

2,304	11.6029	08/13/08
5,497	11.4682	09/18/08
10,503	11.0864	09/19/08
7,000	11.8693	09/24/08
1,507	11.8928	09/25/08
4,259	11.9369	09/26/08
3,334	11.7843	09/29/08

RCG PB, LTD.

3,696	11.4682	09/18/08
7,061	11.0864	09/19/08
3,000	11.8693	09/24/08
646	11.8928	09/25/08
1,825	11.9369	09/26/08
1,429	11.7843	09/29/08
3,369	10.1220	10/03/08
1,400	9.5662	10/06/08
9,800	7.4013	10/07/08
48,790	6.9300	10/14/08

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STEVE TEPEDINO

500	12.7500	08/15/08
500	11.5000	09/15/08
500	11.0000	09/16/08
500	10.5000	09/29/08
1,000	8.9960	10/02/08
3,000	6.9300	10/08/08

CUSIP NO. 00847J105

SCHEDULE B

Directors and Officers of RCG PB, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies